Mr. Mike Kinney

Chairman of the Board

Husker Ag, LLC

54048 Highway 20

Plainview, Nebraska 68769

October 23, 2006

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Husker Ag, LLC
Amendment No. 2 to Registration Statement on Form S-3
Filed October 23, 2006
File No. 333-137122

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we request that the effective date of the above-referenced Amendment No. 2 to the Registration Statement on Form S-3 be accelerated to Wednesday, October 25, 2006, at 1:00 p.m. (EST), or as soon thereafter as practicable.

Please feel free to contact Dennis Fogland at (402) 636-8264 or Doug Murray at (402) 636-8207 both of Baird Holm LLP if you have any questions or comments.

HUSKER AG, LLC

By:	/s/ Mike Kinney
Mike Kinney, Chairman of the Board